Contact

www.linkedin.com/in/proxyben
(LinkedIn)

Top Skills

Leadership
Intelligence
Management

Certifications

Certified Computer Hacking Forensics Investigator
Client Needs and Software Requirements
Access Data Certified Examiner
Agile Planning for Software Products
Palantir Certified Analyst

Honors-Awards

Departmental Honors
Dean's List
President's List
Certificate of Achievement
Certificate of Achievement

Ben Lang

Unlocking access to opportunity by eliminating language barriers

Evanston, Wyoming, United States

Summary

My friends and loved ones regard me as an empathic leader who continually seeks growth and works to catalyze the same in others, the latter being my daily “Why.” I cherish our individual journeys and hold the diversity that is represented in the spectrum of all things as sacred…a revelation that has come from letting go of so many of my own truths and being willing to explore that of others.

I am most grateful for the breadth of experiences I have been fortunate to garner as they have provided the basis for my continued curiosity and humility with regard to my own importance and understanding. I have lived and traveled extensively throughout Europe and Asia, including multiple military tours and have traveled and lived to a similar extent in the United States.

After more than ten years of service in the federal government, including becoming a member of the elite Army Rangers and two years supporting one of the most discrete, interagency programs in the Intelligence Community I entered into business for myself and started my higher education path.

Now, almost eight years later, I have endeavored to launch several consumer products, earned a BBA in Strategic Design & Management from one of the world’s most prestigious design schools, and helped other businesses launch and scale products and services of their own.

I recently entered a new phase of my career, and I am eager to pursue opportunities that enable me to participate as an earnest collaborator helping to address social problems of increasing magnitude. Each of the many opportunities to be a force for good needs leaders who can frame the challenges with a “How might we…” question enabling us to produce innovative outcomes through design. I aim to be one of those leaders.

Experience

Native Chats
Founder + CEO
November 2019 - Present (3 years 6 months)
Joshua Tree, California, United States

Elevating voices, enriching human connections, and creating a sense of
wholeness through the elimination of language barriers.

Parsons School of Design - The New School
Adjunct Professor
May 2021 - Present (2 years)
New York, New York, United States

Teaching the fourth-year capstone (thesis) course for students pursuing a
Bachelors of Business Administration in Strategic Design and Management.

IA MED
Board Of Directors
October 2019 - November 2021 (2 years 2 months)
Los Angeles, California

Acquired by KnowFully

Viceroy
3 years 4 months

White Hat News Product Owner
June 2019 - November 2021 (2 years 6 months)
Irvine, California

Where Cyber Heroes get their news. [Now in Beta]

Founder + CEO
August 2018 - November 2021 (3 years 4 months)
Irvine, California

Empowering organizations to cultivate safe environments.

Axon
Principal Product Manager
April 2017 - August 2018 (1 year 5 months)
Irvine, California

Protect Life.

Guildsmith
Founder + CEO
November 2011 - April 2017 (5 years 6 months)
Los Angeles, California

Guildsmith Productions
Executive Producer
December 2011 - December 2016 (5 years 1 month)
Los Angeles, California

Panel Co.
Founder + CEO
May 2013 - December 2015 (2 years 8 months)
Los Angeles, California

World Dodgeball Society
Contract CEO
July 2014 - July 2015 (1 year 1 month)
Los Angeles, California

Palantir Technologies
Consultant (TS-SCI w/CI Poly)
July 2011 - October 2011 (4 months)
Washington D.C. Metro Area

via Praescient Analytics

Defense Intelligence Agency
Principal Targeting Officer (TS-SCI w/CI Poly)
November 2010 - July 2011 (9 months)
Washington D.C. Metro Area

via Circinus

United States Army Civil Affairs and Psychological Operations
Command
Brigade Senior Intelligence Sergeant (TS-SCI)
August 2009 - May 2011 (1 year 10 months)
Riverside, California

U.S. Army Europe
3 years 10 months

Logistics Platoon Sergeant

November 2007 - August 2009 (1 year 10 months)
Germany

Operations Sergeant
November 2005 - October 2007 (2 years)
Germany

United States Forces Korea (USFK)
Logistics Squad Leader
August 2004 - November 2005 (1 year 4 months)
Korea

75th Ranger Regiment, U.S. Army
Grenadier + Non-Standard Vehicle Specialist
November 2002 - August 2004 (1 year 10 months)
Columbus, Georgia

Lincoln Motor Company
Sales & Plan Executive
September 2001 - August 2002 (1 year)
Tustin, California

Peppinos Italian Family Restaurant
Assistant Manager
September 1999 - August 2001 (2 years)
San Clemente, California

MVM Technologies, Inc.
Warehouse Clerk
June 1998 - September 1999 (1 year 4 months)
San Clemente, California

_____

Education

Parsons School of Design - The New School
Bachelor of Business Administration, Strategic Design &
Management · (2013 - 2016)

California College of the Arts
Master of Business Administration, Design Strategy · (2019 - 2021)

Piedmont Virginia Community College

General Studies · (2012 - 2012)

Northern Virginia Community College

General Studies · (2012 - 2012)

San Clemente High School

High School Diploma · (1998 - 2002)